UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 30, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual

reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the presentation materials related to the third quarter 2024

financial results
of UBS, which appear immediately following this page.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the

registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto

duly authorized.
UBS Group AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
UBS AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
Date:

October 30, 2024

UBS

Third quarter 2024

Financial results

30 October 2024

Important information

Forward-looking statements: This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2023. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the third quarter of 2024 for a list of all measures UBS uses that may qualify as APMs. Underlying results are non-GAAP financial measures as defined by SEC regulations and as APMs in Switzerland and the EU.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in UBS's Quarterly Report for the third quarter of 2024 for more information.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Tangible equity" refers to tangible equity attributable to shareholders. "Sustainability-focus and impact" refers to sustainability-focus and impact investing; sustainability focus refers to strategies that have sustainability as an explicit part of the investment guidelines, universe, selection, and/or investment process that drive the strategy; impact investing refers to strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes. "PPA" refers to purchase price allocation adjustments made in accordance with IFRS 3, *Business Combinations*, to bring the assets acquired and liabilities assumed to fair value, from the acquisition of the Credit Suisse Group.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

UBS

Agenda

Key messages

Sergio P. Ermotti, Group CEO

Financial performance

Todd Tuckner, Group CFO

Q&A

Key messages

Strong financial performance; net profit 1.4bn, underlying profit before tax 2.4bn and underlying RoCET1 9.4%

Continued franchise strength and client momentum; Group invested assets 6.2trn, +15% YoY, Global Wealth Management NNA 25bn and underlying transaction revenues +19% YoY, Investment Bank underlying revenues +29% YoY, CHF ~35bn loans granted or renewed to Swiss clients[1]

On track with integration as we continue to reduce execution risk; Luxembourg and Hong Kong client account migrations successfully completed in October

Maintaining strong capital position and a balance sheet for all seasons; CET1 capital ratio of 14.3% reflects a ~65bps decrease from voluntary acceleration of the remaining PPA regulatory adjustment amortization; we remain committed to our capital return ambitions for 2025 and 2026

Positioning for long-term growth; continuing to invest in people, technology, products and capabilities

UBS

1 Loans to private clients, corporates and public institutions in Personal & Corporate Banking and Global Wealth Management Switzerland

Financial performance

Todd Tuckner, Group CFO

Strong revenue momentum with lower costs driving positive operating leverage

Underlying

Revenues

bn



+9%
10.7
11.7
3Q23
3Q24

Operating expenses

bn



(4%)
9.6
9.2
3Q23
3Q24

Profit before tax

bn



+161%
0.9
2.4
3Q23
3Q24

Underlying	3Q24	9M24
Profit before tax	2.4bn	7.1bn
RoCET1	9.4%	9.2%
Cost / income	78.5%	78.8%

Refer to slide 20 for details on underlying results

Net profit 1.4bn, while integration continues at pace

Profits
m



Underlying
+161%
914
935
118
419
2,386
~0.5bn expected in 4Q24[1]
662
(1,119)
~1.2bn expected in 4Q24
1,929
o/w: tax: (502)
(505)
1,425
3Q23 PBT
Revenues
CLE
Opex
3Q24 PBT
PPA effects and other integration items[2]
Integration-related expenses and PPA effects[3]
3Q24 reported PBT
Tax expense and NCI
3Q24 net profit

Reported	3Q24	9M24
Net profit	1.4bn	4.3bn
Diluted EPS	0.43	1.29
RoCET1	7.6%	7.5%
Cost / income	83.4%	83.5%

1 Includes modeled accelerated accretion from early unwinds; 2 Non-underlying revenues; 3 Non-underlying expenses

Underlying operating expenses flat QoQ excluding currency effects

Underlying operating expenses

bn



9.6
9.0
+2%
Flat QoQ
(0.2)
0.1
0.1
69m release in 3Q24 vs. 153m release in 2Q24
0.2
9.2
3Q23
2Q24
Costs excl. currency effects, litigation, variable and FA comp.
Variable and FA compensation
Litigation
Currency effects[1]
3Q24
Underlying cost / income ratio
89.3%
80.6%
(2 pp) QoQ; (11 pp) YoY
78.5%

UBS

1 Estimated impact from currency effects

Achieved >50% of gross cost save ambition

Cumulative annualized exit rate gross cost reductions
USD bn/ % of expected cumulative total


6.8
~52%
3Q24
~7.5
~58%
2024E
~13
100%
2026E

Cumulative integration-related expenses[1]
USD bn/ % of expected cumulative total


7.9
~61%
3Q24
~9
~70%
2024E
~13
100%
2026E

Underlying operating expenses
USD bn


Core
Non-core and Legacy
(~8%) / (~3.2bn)
~40.6
~6.1
~34.5
FY22 combined cost baseline[2]
37.7
3.7
34.0
2Q24 LTM[3]
37.4
3.2
34.2
3Q24 LTM[3]

UBS

1 Does not include integration-related expenses booked in revenues, which were (35m) in 3Q24, cumulative to date (97m); 2 Refer to slide 25 for reconciliation of the FY22 combined baseline; 3 Last twelve months; excludes litigation releases in NCL of 91m in 3Q24, 172m in 2Q24, 16m in 1Q24, 33m in 4Q23 and 2m in 3Q23

Strong capital position supporting growth and capital return ambitions

CET1 capital ratio

CET1 capital, bn

2Q24	Net profit[1]	Dividend accrual	RWA[2]	Other[3]	3Q24 before accelerated amortization of PPA adjustment	Accelerated amortization of PPA adjustment	3Q24
76.1	1.6	(0.6)	n/a	0.6	**77.6**	(3.4)	**74.2**



14.9%
0.3%
(0.1%)
(0.2%)
0.1%
14.9%
(0.6%)
14.3%
Previously was amortizing linearly at the rate of 0.3bn per quarter through June 2027
2Q24
Net profit1
Dividend accrual
RWA2
Other3
3Q24 before accelerated amortization of PPA adjustment
Accelerated amortization of PPA adjustment
3Q24

- Voluntary acceleration of the remaining PPA regulatory adjustment amortization does not impact UBS AG capital; 13.3% UBS AG standalone CET1 capital ratio, fully applied[4]
- Accretion of PPA effects through P&L will now fully benefit CET1 capital
- Expecting ~30bps decrease to CET1 ratio from Basel III finalization at 1.1.25
- Expect to operate with CET1 ratio of ~14% post-Basel III finalization
- Ambition remains to continue buybacks in 2025 and for capital returns to exceed pre-acquisition levels in 2026

UBS

1 Profit before tax less current tax expense; 2 RWA +8.0bn, driven by +11.2bn of currency effects; 3 Includes +1.3bn foreign currency translation effects on CET1, before tax, (0.3bn) compensation-and own-share-related capital components, (0.3bn) from regular amortization of transitional CET1 PPA adjustments (net of tax) and (0.2bn) movements related to other items; 4 Estimate for 3Q24, final figures to be published with 30 September 2024 Pillar 3 report available on 8 November 2024

Balance sheet for all seasons

USD bn, except where indicated	**3Q24**	2Q24	3Q23	**QoQ**	YoY
Total assets	**1,624**	1,561	1,644	+4%	(1%)
o/w: Cash and balances at central banks	243	248	262	(2%)	(7%)
o/w: Lending assets[1]	638	621	639	+3%	0%
o/w: Fair value assets[2]	494	459	489	+8%	+1%
Total liabilities	**1,536**	1,477	1,560	+4%	(2%)
o/w: Fair value and long-term debt	306	307	312	(1%)	(2%)
o/w: Short-term borrowings	62	62	107	0%	(42%)
o/w: Customer deposits	776	757	733	+3%	+6%
Total equity	**88**	84	84	+4%	+5%
Tangible equity	80	76	76	+5%	+6%
Tangible book value per share (USD)	25.10	23.85	23.44	+5%	+7%
Credit risk					
Cost of risk[3]	8bps	6bps	15bps	+2bps	(7bps)
Impaired lending assets as a % of total[1,4]	0.7%	0.7%	0.6%	0.0pp	+0.1pp

USD bn, except where indicated	**3Q24**	2Q24	3Q23	**QoQ**	YoY
Regulatory capital					
CET1 capital	74.2	76.1	76.9	(2%)	(4%)
AT1 capital	16.8	15.7	13.0	+7%	+30%
TLAC	194.9	197.7	193.2	(1%)	+1%
RWA	519	511	546	+2%	(5%)
LRD	1,608	1,564	1,616	+3%	0%
CET1 capital ratio (%)	14.3%	14.9%	14.1%	(59bps)	+21bps
CET1 leverage ratio (%)	4.6%	4.9%	4.8%	(25bps)	(15bps)
Liquidity and funding					
Liquidity coverage ratio (%, average)	199%	212%	197%	(13pp)	+3pp
Net stable funding ratio (%)	127%	128%	121%	(1pp)	+6pp

3Q24 vs. 2Q24

- Lending assets 638bn, +16bn, primarily reflecting currency effects of 26bn, partly offset by negative net new loans in GWM and P&C
- Deposits 776bn, +19bn, driven by currency effects of +25bn partly offset by net new deposit outflows in GWM

3Q24 vs. 2Q24

- CET1 capital ratio of 14.3%, (59bps) QoQ driven by voluntary acceleration of the remaining PPA regulatory adjustment amortization
- Maintained strong liquidity position with average LCR of 199% and 361bn of high-quality liquid assets

UBS

1 Consists of Loans and advances to customers and Amounts due from banks; 2 Level 3 assets account for less than 1% of our total balance sheet; 3 CLE (annualized) / average lending assets; 4 Stage 3 and purchased credit impaired lending assets / total lending assets

Global Wealth Management

Underlying *USD m, except where indicated*	3Q24	2Q24	3Q23	QoQ	YoY
Total revenues	**5,975**	5,820	5,565	+3%	**+7%**
Net interest income	1,590	1,586	1,621	0%	(2%)
Recurring net fee income	3,235	3,104	2,965	+4%	+9%
Transaction-based income	1,140	1,111	960	+3%	+19%
Other income	10	19	19		
Credit loss expense / (release)	2	(1)	10		
Operating expenses	**4,693**	4,660	4,569	+1%	**+3%**
Profit before tax	**1,280**	1,161	986	+10%	**+30%**
Profit before tax (reported)	**1,085**	871	926	+25%	**+17%**
Cost / income ratio	**79%**	80%	82%	(2pp)	**(4pp)**
Invested assets, bn	**4,259**	4,038	3,685	+5%	**+16%**
Deposits, bn	**482**	476	456	+1%	**+6%**
Loans, bn	**311**	305	318	+2%	**(2%)**
RWA, bn	**167**	166	169	1%	**(1%)**

Underlying 3Q24 vs. 3Q23

PBT 1,280m, +30%

Total revenues 5,975m, +7% driven by higher recurring and transaction-based income, partly offset by lower NII; Revenues / RWA 23%[1], +3pp YoY

Credit loss expense 2m

Operating expenses 4,693m, +3% driven by higher personnel expenses, primarily due to an increase in FA compensation on higher compensable revenues

Net new assets +24.7bn and net new fee generating assets +14.6bn, with net inflows in all regions on both measures

Invested assets 4,259bn, +5% QoQ driven by positive market performance, currency effects and net inflows

Net new deposits (3.9bn) reflecting roll-off of fixed term deposits

Net new loans (3.0bn) primarily driven by financial resource optimization

1 Annualized revenues divided by average market, credit, counterparty and non-counterparty risk RWA

Personal & Corporate Banking (CHF)

Underlying

CHF m, except where indicated	3Q24	2Q24	3Q23	QoQ	YoY
Total revenues	**1,818**	1,838	1,945	(1%)	**(7%)**
Net interest income	1,008	1,024	1,128	(2%)	(11%)
Recurring net fee income	363	357	345	+1%	+5%
Transaction-based income	419	441	441	(5%)	(5%)
Other income	29	16	31		
Credit loss expense / (release)	71	92	147		
Operating expenses	**1,088**	1,101	1,091	(1%)	**0%**
Profit before tax	**659**	645	707	+2%	**(7%)**
Profit before tax (reported)	**728**	703	849	+3%	**(14%)**
Cost / income ratio	**60%**	60%	56%	0pp	**+4pp**
Deposits, bn	**252**	255	254	(1%)	**(1%)**
Loans, bn	**244**	249	254	(2%)	**(4%)**
RWA, bn	**129**	132	142	(2%)	**(9%)**

Underlying 3Q24 vs. 3Q23

PBT 659m, (7%)

Total revenues 1,818m, (7%) driven by lower NII and transaction income, partly offset by higher recurring net fee income; NII (2%) QoQ largely driven by SNB rate cut in June

Credit loss expense 71m, driven by a small number of corporate counterparties on the Credit Suisse platform

Operating expenses 1,088m, broadly stable

Net new deposits 0.0bn

Net new loans (5.6bn) driven primarily by Corporate and Institutional Clients; ~25bn of loans granted or renewed

Asset Management

Underlying

USD m, except where indicated	3Q24	2Q24	3Q23	QoQ	YoY
Total revenues	**873**	768	775	+14%	**+13%**
Net Management fees	755	711	757	+6%	0%
Performance fees	46	28	18	+62%	+157%
Net gain from disposals	72	28			
Credit loss expense / (release)	0	0	0		
Operating expenses	**636**	540	612	+18%	**+4%**
Profit before tax	**237**	228	163	+4%	**+46%**
Profit before tax (reported)	**151**	130	37	+16%	**+309%**
Cost / income ratio	**73%**	70%	79%	+3pp	**(6pp)**
Invested assets, bn	**1,797**	1,701	1,559	+6%	**+15%**
Net new money, bn	**2**	(12)	(1)		

Underlying 3Q24 vs. 3Q23

PBT 237m, +46%

Total revenues 873m, +13% driven by 72m net gain from disposals; net management fees were stable and performance fees increased

Operating expenses 636m, +4% driven by higher personnel expenses, reflecting increased revenues, and litigation expenses

Invested assets 1,797m, +6% QoQ driven by currency effects, market performance and net new money inflows

Net new money +2.0bn, driven by money market inflows and China JVs, partly offset by outflows in Equities

UBS

Investment Bank

Underlying *USD m, except where indicated*	3Q24	2Q24	3Q23	QoQ	YoY
Total revenues	**2,461**	2,493	1,911	(1%)	**+29%**
Global Banking	555	668	458	(17%)	+21%
Advisory	220	239	195	(8%)	+13%
Capital Markets	336	429	263	(22%)	+28%
Global Markets	1,905	1,825	1,453	+4%	+31%
Execution Services	440	405	317	+9%	+39%
Derivatives & Solutions	961	895	671	+7%	+43%
Financing	504	525	465	(4%)	+8%
Credit loss expense / (release)	9	(6)	4		
Operating expenses	**2,076**	2,087	2,043	(1%)	**+2%**
Profit before tax	**377**	412	(136)	(9%)	**n.m.**
Profit before tax (reported)	**405**	477	(254)	(15%)	**n.m.**
Cost / income ratio	**84%**	84%	107%	+1pp	**(23pp)**
RWA (bn)	**112**	108	111	4%	**1%**
Return on attributed equity	**8.8%**	9.7%	(3.2%)	(0.9pp)	**+12.0pp**

Underlying 3Q24 vs. 3Q23

PBT 377m with revenues +29%

Global Banking revenues +21%

- Advisory +13%, with strong performance in APAC
- Capital Markets +28%, on higher revenues across all products

Global Markets revenues +31%

- Execution Services +39%, driven by Cash Equities, with increases across all regions led by Americas
- Derivatives & Solutions +43%, with increases across all products, led by Equity Derivatives
- Financing +8%, includes 67m gain from the sale of investment in associate

Of which:

- Equities 1,429m, +33%
- FRC 476m, +26%

Operating expenses +2%

UBS

Non-core and Legacy

Underlying *USD m, except where indicated*	**3Q24**	2Q24	3Q23	QoQ	**YoY**
Total revenues	**262**	401	366	(35%)	**(29%)**
Credit loss expense / (release)	28	(1)	59		
Operating expenses	**567**	481	1,149	+18%	**(51%)**
Profit before tax	**(333)**	(80)	(842)		
Profit before tax (reported)	**(603)**	(405)	(1,762)		
RWA (bn)	**45**	50	80	(10%)	**(44%)**
LRD (bn)	**69**	80	173	(14%)	**(60%)**

Underlying 3Q24 vs. 3Q23

PBT (333m)

Total revenues 262m driven by gains on position exits, partially offset by funding costs and mark-downs

Credit loss expense 28m

Operating expenses 567m, (51%), 659m excluding litigation, (43%), mainly due to decreases in professional fees, outsourcing costs and personnel expenses; costs +1% QoQ excluding litigation

RWA 45bn, (5bn) QoQ driven by active unwinds in loan and securitized products portfolios

LRD 69bn, (11bn) QoQ driven by equity, macro and securitized products portfolios

Non-core and Legacy run-down ahead of schedule

Underlying operating expenses
bn



~2.9bn
~6.1
3.2
3Q24 annualized: 2.6bn[3]
FY22 combined baseline[1]
3Q24 LTM[2]

RWA
bn



Updated natural run-off profile[5]
% of Group
15%
9%
Current YE26 ambition
~5%
Op. Risk
Credit and market risk[4]
86
30
56
45
27
18
42
25
17
32
17
15
27
14
13
2Q23
3Q24
YE24
YE25
YE26

52%
books closed since June 2023
Target: >95% by YE26

31%
IT apps decommissioned since June 2023
Target: 100% by YE26

UBS

1 Refer to slide 25 for reconciliation of FY22 combined baseline; 2 Last twelve months; excludes litigation releases in NCL of 91m in 3Q24, 172m in 2Q24, 16m in 1Q24, 33m in 4Q23; 3 Excludes litigation release in NCL of 91m in 3Q24; 4 Also including non-counterparty-related RWA; 5 As of 30.9.24, reflects projected operational risk RWA and impact of contractual maturities on non-operational risk RWA; excludes Basel 3 finalization

Appendix

Our financial targets and long-term ambitions

Financial targets		Capital guidance		Ambitions long-term	
~15%	Underlying RoCET1 2026 exit rate	**~14%**	CET1 capital ratio	**~18%**	RoCET1, reported by 2028
<70%	Underlying cost / income ratio 2026 exit rate	**>4.0%**	CET1 leverage ratio	**>5trn**	GWM invested assets by 2028

UBS Group results

USD m, except where indicated	**3Q24**	2Q24	1Q24	4Q23	3Q23
Total revenues	**12,334**	11,904	12,739	10,855	11,695
Credit loss expense / (release)	121	95	106	136	239
Operating expenses	10,283	10,340	10,257	11,470	11,640
Operating profit / (loss) before tax	**1,929**	1,469	2,376	(751)	(184)
Tax expense / (benefit)	502	293	612	(473)	526
of which: current tax expense	378	310	468	69	643
Net profit / (loss) attributable to shareholders	**1,425**	1,136	1,755	(279)	(715)
Diluted EPS (USD)	0.43	0.34	0.52	(0.09)	(0.22)
Effective tax rate	26.0%	20.0%	25.8%	n.m.	n.m.
Return on CET1 capital	7.6%	5.9%	9.0%	(1.4%)	(3.7%)
Return on tangible equity	7.3%	5.9%	9.0%	(1.4%)	(3.7%)
Cost / income ratio	83.4%	86.9%	80.5%	105.7%	99.5%
Total book value per share (USD)	27.32	26.13	26.44	26.68	25.75
Tangible book value per share (USD)	25.10	23.85	24.14	24.34	23.44
Tangible book value per share (CHF)	21.26	21.43	21.78	20.49	21.47

3Q24 overview of financial performance by business division

USD m, except where indicated	UBS Group	GWM	P&C	AM	IB	NCL	Group Items
Total revenues as reported	**12,334**	**6,199**	**2,394**	**873**	**2,645**	**262**	**(39)**
of which: PPA effects and other integration items[1]	*662*	*224*	*278*		*185*		*(25)*
Total revenues (underlying)	11,672	5,975	2,116	873	2,461	262	(14)
Credit loss expense / (release)	121	2	83	0	9	28	0
Operating expenses as reported	**10,283**	**5,112**	**1,465**	**722**	**2,231**	**837**	**(84)**
of which: integration-related expenses and PPA effects[2]	*1,119*	*419*	*198*	*86*	*156*	*270*	*(11)*
Operating expenses (underlying)	9,165	4,693	1,267	636	2,076	567	(74)
Operating profit / (loss) before tax as reported	**1,929**	**1,085**	**846**	**151**	**405**	**(603)**	**45**
Operating profit / (loss) before tax (underlying)	2,386	1,280	766	237	377	(333)	60
Underlying cost / income ratio	**78.5%**	**78.5%**	**59.9%**	**72.8%**	**84.4%**	**n.m.**	**n.m.**
Underlying return on CET1 capital	**9.4%**						
Underlying return on tangible equity	**9.0%**						

UBS

1 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration; 2 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group

3Q24 Global Wealth Management results by region

Americas | Switzerland | EMEA | APAC

Underlying profit before tax
m



11%
298
330
3Q23
3Q24
16%
317
368
3Q23
3Q24
33%
229
304
3Q23
3Q24
117%
132
286
3Q23
3Q24

3Q24

	Americas	Switzerland	EMEA	APAC
Underlying cost/ income ratio	88%	65%	74%	69%
Invested assets bn	2,096	796	684	678
Net new assets bn	+8.0	+9.4	+0.7	+7.3

UBS Balances as of quarter-end; 3Q24 includes underlying operating loss before tax of 8m, 5bn invested assets and 0.8bn of NNA outflows which are not included in the four regions

RWA and LRD increased due to currency effects

Risk weighted assets
bn



2%
511.4
(6.7)
1.0
2.4
0.0
11.2
519.4
2Q24
Credit and counterparty risk
Non-counterparty related risk
Market risk
Operational risk
Currency effects
3Q24

Leverage ratio denominator
bn



3%
1,564.2
(9.2)
6.1
(0.9)
(1.9)
(3.6)
53.6
1,608.3
2Q24
On-balance sheet exposures
Derivatives
Securities financing transactions
Off-balance sheet items
Deduction items
Currency effects
3Q24

UBS

Maintaining a strong capital position



194.9bn
Gone concern: 103.9bn
Going concern: 91.0bn
o/w CET1
74.2bn
3Q24
37.5%
Gone concern: 20.0%
Going concern: 17.5%
o/w CET1
14.3%
vs. guidance:
~14%
CET1: 10.6%
Going concern: 14.9%
Total loss-absorbing capacity: 25.6%
3Q24
Requirements
RWA
519bn
12.1%
Gone concern: 6.5%
Going concern: 5.7%
o/w CET1
4.6%
vs. guidance:
>4%
CET1: 3.50%
Going concern: 5.00%
Total loss-absorbing capacity : 8.75%
3Q24
Requirements
LRD
1,608bn

Refer to the "Capital Management" section of the 3Q24 report for more information

PPA pull to par overview and revenue recognition

Accretion of PPA adjustments on financial instruments

USD bn	Opening balance as of 12.6.23 (close)[2]	Recognized: 2023 – 3Q24	Remaining balance to be recognized[3]	Expected future P&L releases at 30.09.24 FX rates	Estimated amortization profile[4]: 4Q24	2025	2026	2027+
GWM	~3.0	(1.1)	~1.8	~1.8	(~0.1)	(~0.4)	(~0.3)	(~1.0)
P&C	~4.3	(1.3)	~3.0	~3.1	(~0.3)	(~0.7)	(~0.5)	(~1.6)
IB	~2.3	(1.4)	~0.9	~0.9	(~0.1)	(~0.4)	(~0.3)	(~0.1)
Total[1]	~9.6	(3.8)	~5.7	~5.8	(~0.5)	(~1.5)	(~1.2)	(~2.7)

(2.7bn) from standard accretion and (1.1bn) from early unwinds

Additional PPA related benefits

USD bn	NII expected to be recognized as of 12.6.23 (close)	Recognized: 2023 – 3Q24	Remaining NII expected to be recognized	Expected future P&L releases at 30.09.24 FX rates	Estimated amortization profile[4]: 4Q24	2025	2026	2027+
Elimination of CS's prior cash flow hedge	~1.2	(0.8)	~0.5	~0.5	(~0.1)	(~0.3)	(~0.1)	(~0.0)

~0.3bn in GWM and ~0.2bn in P&C

UBS

1 Excluding Non-core and Legacy, which is not excluded from underlying results as the majority of Non-core and Legacy's assets are held at fair value; 2 Opening balance adjusted for perimeter shift between GWM and P&C and treasury allocations; 3 Represented at acquisition date FX rates; 4 Does not include effects from accelerated accretion from early unwinds

FY22 combined cost baseline

FY22

USD bn	Operating expenses
UBS sub-group (IFRS)[1]	24.9
Credit Suisse sub-group (US GAAP)[2,3]	19.1
UBS sub-group exclusions[4]	(0.3)
Credit Suisse sub-group exclusions[3,5]	(2.0)
Commission expense reclassification[3,6]	(1.1)
FY22 combined cost baseline	40.6

Of which: ~34.5bn in Core and ~6.1bn in Non-core and Legacy

1 UBS Group AG and consolidated subsidiaries; 2 Credit Suisse AG and its consolidated subsidiaries, also including Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; 3 CHF converted to USD using FY22 average USD/CHF rates of 0.95; 4 Excludes net expenses for litigation, regulatory and similar matters of USD 348m; 5 Excludes major litigation provisions of CHF 1,299m, restructuring expenses of CHF 533m, goodwill impairment of 23m, expenses related to real estate disposals of CHF 24m, expenses related to Archegos of CHF 40m and expenses related to equity investment in Allfunds Group of CHF 2m; 6 Impact from reclassifying commission expense from operating expenses to negative revenues for the Credit Suisse sub-group based on Credit Suisse Group reported commission expenses of CHF 1,012m in FY22

Cautionary statement regarding forward-looking statements

Cautionary statement regarding forward-looking statements | This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. In particular, the global economy may be negatively affected by shifting political circumstances, including as a result of elections, increased tension between world powers, growing conflicts in the Middle East, as well as the continuing Russia–Ukraine war. In addition, the ongoing conflicts may continue to cause significant population displacement, and lead to shortages of vital commodities, including energy shortages and food insecurity outside the areas immediately involved in armed conflict. Governmental responses to the armed conflicts, including, with respect to the Russia–Ukraine war, coordinated successive sets of sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to whether the ongoing conflicts will further widen and intensify, may continue to have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. UBS's acquisition of the Credit Suisse Group has materially changed its outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to take between three and five years and presents significant risks, including the risks that UBS Group AG may be unable to achieve the cost reductions and other benefits contemplated by the transaction. This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect UBS's performance and ability to achieve its plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including as a result of the acquisition of the Credit Suisse Group; (iii) increased inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, deterioration or slow recovery in residential and commercial real estate markets, the effects of economic conditions, including elevated inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC), in particular in light of the acquisition of the Credit Suisse Group; (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements and any additional requirements due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA, including as a result of its acquisition of the Credit Suisse Group, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS's business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in UBS's policies and practices; (xiv) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS's ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from both nation states and non-nation-state actors targeting financial institutions; (xix) restrictions on the ability of UBS Group AG and UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict (e.g., the Russia–Ukraine war), pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups and their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities of Credit Suisse, the level of resulting impairments and write-downs, the effect of the consummation of the integration on the operational results, share price and credit rating of UBS – delays, difficulties, or failure in closing the transaction may cause market disruption and challenges for UBS to maintain business, contractual and operational relationships; and (xxv) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences that this may have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. UBS's business and financial performance could be affected by other factors identified in its past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG and UBS AG Annual Reports on Form 20-F for the year ended 31 December 2023. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS